EXHIBIT 99.3

BCE Inc.

Safe Harbour Notice Concerning
Forward-Looking Statements

February 4, 2010

Safe Harbour Notice Concerning Forward-Looking Statements

In this document, references to we, us, our and BCE refer to BCE Inc., its direct and indirect subsidiaries and joint ventures. Bell means our Bell Wireline and Bell Wireless segments on an aggregate basis. Bell Aliant means Bell Aliant Regional Communications Income Fund and its affiliated entities.

Certain statements made in the presentation entitled “Bell 2010 Analyst Guidance Call”, dated February 4, 2010, and certain oral statements made by our senior management during Bell’s 2010 Analyst Guidance Call held on February 4, 2010, including, but not limited to, statements relating to BCE’s financial guidance (including revenues, EBITDA, Capital Intensity, Adjusted EPS and Free Cash Flow)1, business outlook, objectives, plans, strategic priorities and other statements that are not historical facts, are forward-looking statements. In addition, we or others on our behalf may make other written or oral statements that are forward-looking from time to time. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements may include words such as aim, anticipate, assumption, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, seek, should, strategy, strive, target and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

The forward-looking statements made in the presentation entitled “Bell 2010 Analyst Guidance Call”, or made orally during Bell’s 2010 Analyst Guidance Call, are made as of February 4, 2010 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results could differ materially from our expectations expressed in or implied by such forward-looking statements and that our financial guidance, business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and you are cautioned not to place undue reliance on these forward-looking statements. Except as otherwise indicated by BCE, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements made in writing in connection with, or orally during, Bell’s 2010 Analyst Guidance Call are provided for the purpose of giving information about management’s current expectations and plans relating in particular to 2010 and allowing investors and others to get a better understanding of our operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.

[1] Refer to footnotes 2 to 5 in Section A.I. for a definition of, and other information concerning, EBITDA, Capital Intensity, Adjusted EPS and Free Cash Flow.

Sections A, B and C of this document contain, respectively, a description of:

  the principal forward-looking statements made by BCE at Bell’s 2010 Analyst Guidance Call;

  the material assumptions made by BCE in developing such principal forward-looking statements; and

  the principal known risks that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from our current expectations expressed in or implied by our principal forward-looking statements.

A. FORWARD-LOOKING STATEMENTS

I. 2010 Financial Guidance

This section outlines the principal elements of financial guidance provided by BCE for 2010.

Bell (Excluding Bell Aliant) Revenue growth EBITDA[2] growth Capital Intensity[3]	Guidance for 2010 1% to 2% 2% to 4% < 16%

[2] The term EBITDA (earnings before interest, taxes depreciation and amortization of intangible assets) does not have any standardized meaning according to Canadian generally accepted accounting principles (GAAP). It is therefore unlikely to be comparable to similar measures presented by other companies. We define EBITDA as operating revenues less cost of revenue and selling, general and administrative expenses, meaning it represents operating income before depreciation, amortization of intangible assets and restructuring and other. We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of depreciation, amortization of intangible assets and restructuring and other. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. We exclude depreciation and amortization of intangible assets because it largely depends on the accounting methods and assumptions a company uses, as well as non-operating factors, such as the historical cost of capital assets. Excluding restructuring and other does not imply they are non-recurring. EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common measurement to value companies in the telecommunications industry. The most comparable Canadian GAAP financial measure is operating income. For 2010, we expect operating income to be between $2,900 million and $3,100 million for Bell excluding Bell Aliant. [3] Capital Intensity means capital expenditures as a percentage of revenues.

BCE Inc. Adjusted EPS[4] and growth Free Cash Flow[5]	Guidance for 2010 $2.65 to $2.75 (6% to 10%) $2,000 million to $2,200 million

II. Forward-Looking Statements Subsequent to 2010

This section outlines certain important forward-looking statements made by BCE concerning time periods subsequent to 2010.

Bell Canada Cash taxes Average wireless Capital Intensity Fibre deployment	Forward-Looking Statement Escalation in cash taxes for 2011 and 2012 11% to 12% (long term) 5 million households passed by the end of 2012

B. MATERIAL ASSUMPTIONS MADE IN THE PREPARATION OF FORWARD-LOOKING STATEMENTS

A number of assumptions were made by BCE in preparing its financial guidance for 2010. These material assumptions are outlined in this section. The reader should note that assumptions made in the preparation of forward-looking statements, although considered reasonable by BCE at the time of preparation of such forward-looking statements, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations expressed in or implied by our forward-looking statements.

[4] The term Adjusted EPS or Adjusted net earnings does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
We define Adjusted EPS or Adjusted net earnings as net earnings per share before restructuring and other and net (gains) losses on investments.
We use Adjusted EPS and Adjusted net earnings, among other measures, to assess the operating performance of our ongoing businesses without the effects of after-tax restructuring and other, and net (gains) losses on investments. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.
The most comparable Canadian GAAP financial measure is net earnings applicable to common shares. [5] The term Free Cash Flow does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. We define Free Cash Flow as cash flows from operating activities and distributions received from Bell Aliant less capital expenditures, preferred share dividends, distributions paid by subsidiaries to non-controlling interest, other investing activities and Bell Aliant free cash flow. We consider Free Cash Flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and to reinvest in our company. We present Free Cash Flow consistently from period to period, which allows us to compare our financial performance on a consistent basis. We believe that certain investors and analysts use Free Cash Flow to value a business and its underlying assets. The most comparable Canadian GAAP financial measure is cash flows from operating activities. For 2010, BCE expects to generate approximately $2,000 million to $2,200 million in Free Cash Flow as defined previously. This amount reflects BCE cash flows from operating activities of approximately $5.4 billion to $5.6 billion.

I. Material Assumptions Made in the Preparation of BCE’s 2010 Financial Guidance

Economic Assumptions

Our 2010 financial guidance is based on certain assumptions concerning the Canadian economy. First, it assumes a gradual economic improvement beginning in the second half of 2010. Second, Canadian gross domestic product (GDP) in 2010 is expected to increase to approximately 2.6%, compared to 2009, consistent with recent estimates by the six major banks in Canada.

Market Assumptions

Our 2010 financial guidance also reflects various Canadian market assumptions.

First, we have assumed that as the economic environment strengthens gradually in 2010, spending and investment by business customers should increase.

Second, we have assumed that revenues generated by the residential voice telecommunications market will continue to decrease in 2010 due, in part, to wireless substitution, which is expected to increase in 2010 as a result, in particular, of aggressive competitive activity by new wireless entrants having been awarded advanced wireless services (AWS) spectrum by Industry Canada (as disclosed in more detail under “Risks Relating to Our Competitive Environment – Wireless”) and due to other factors including e-mail and instant messaging substitution. We have also assumed that wireline competition in both the business and residential telecommunications markets will continue in 2010 mainly from cable companies and providers of Voice over Internet Protocol (VoIP) services.

Third, we have assumed wireless industry penetration growth similar to 2009.

Finally, we have assumed video and Internet market growth at slightly lower levels than 2009.

Financial and Operational Assumptions

BCE Inc.’s and Bell’s 2010 guidance are also based on various internal financial and operational assumptions.

Bell (excluding Bell Aliant)

Operational Assumptions

First, we have assumed that our residential NAS losses in 2010 should at least stabilize, compared with 2009, although the rate of wireless substitution is expected to trend higher in response to aggressive competition from new wireless entrants. We have also assumed that Bell’s business markets performance, including business NAS losses, should improve in 2010, compared to 2009, mainly driven by increased spending, new installations and higher demand for basic connectivity services by business customers consistent with our assumption of a gradual improvement in the economy beginning in the second half of 2010.

Second, we have assumed that the launch of our new high-speed packet access (HSPA) network in November 2009 should drive increased smartphone device penetration and enhance the opportunity for incremental growth in data usage and increased roaming revenues.

Third, we have assumed that increased subscriber loading of data device customers and heightened competitive intensity especially as a result of competition from new wireless entrants should result in higher cost of acquisition (COA) and retention costs in our wireless segment which, in turn, should put downward pressure on our wireless EBITDA margin.

Fourth, we have assumed potential downward pressure on our wireless average revenue per user (ARPU) as a result of competition from new wireless entrants in 2010.

Fifth, we have assumed that tight operational cost management, the flow-through of labour reductions from 2009 and the ongoing focus on efficiency and productivity initiatives should result in incremental savings and contribute to the maintenance of stable EBITDA margins.

Sixth, we have assumed that Bell’s wireline revenue trajectory should improve due to revenues from the acquisition of The Source, continued strong growth in Bell’s video business and a continued focus on pricing discipline.

Finally, we have assumed that we will continue to invest in extending our fibre network to pass additional households in our territory and expand our wireline broadband footprint in order to strengthen our competitive position versus the cable companies. We are targeting to have approximately 3.6 million households passed by the end of 2010.

Financial Assumptions

First, Bell’s 2010 total net benefit plans cost (pension expense), which is based on a discount rate of 6.4% and a 2009 return on pension plan assets of 15%, is estimated to be approximately $155 million.

Second, the total cash funding of Bell’s 2010 retirement benefit plans is estimated to be approximately $500 million.

Third, Bell’s Capital Intensity in 2010 is estimated to be less than or equal to 16%.

Finally, we have assumed that Bell’s cash taxes for 2010 should be approximately $200 million.

BCE Inc.

Financial Assumptions

First, we estimated that in 2010, BCE should incur restructuring and other expenses in the range of $125 million to $175 million.

Second, BCE’s depreciation and amortization expense for 2010 is estimated to be essentially unchanged when compared with 2009.

Third, we have estimated that BCE’s effective tax rate in 2010 should be approximately 22%, while its statutory tax rate should be 30.6%.

Fourth, we have assumed that EPS for 2010 should be positively impacted by the planned repurchase of up to 20 million BCE Inc. common shares (up to a maximum aggregate purchase price of $500 million) under BCE Inc.’s normal course issuer bid that became effective in late December 2009.

Finally, we have assumed that long-term debt maturing in 2010 will be permanently repaid.

II. Material Assumptions Made in the Preparation of Forward-Looking Statements Subsequent to 2010

BCE’s forward-looking statements for time periods subsequent to 2010 involve longer-term assumptions and estimates than forward-looking statements for 2010 and are consequently subject to greater uncertainty. Therefore, readers are especially cautioned not to place undue reliance on such long-term forward-looking statements.

The forward-looking statement concerning Bell Canada’s cash taxes for 2011 and 2012 assumes the full utilization in 2011 of Bell Canada’s investment tax credits carry-forward, the reduction in 2010 of cash taxes due to the voluntary $500 million pension plan contribution and higher levels of taxable earnings. The forward-looking statement concerning Bell Canada’s longer term average wireless Capital Intensity assumes that we will need to continue to upgrade our wireless networks to meet increasing demand for bandwidth capacity but excludes costs relative to the buildout of a fourth-generation wireless Long-Term Evolution (LTE) network. The forward-looking statement concerning Bell Canada’s planned fibre deployment by the end of 2012 assumes the availability of the required capital. See in particular “General Risks that Could Affect Our Business and Results – If we are unable to raise the capital we need, we may need to limit our capital expenditures or our investments in new businesses, or try to raise capital by disposing of assets”, for more details concerning factors that could affect our ability to generate or raise capital.

C. MATERIAL RISKS UNDERLYING OUR FORWARD-LOOKING STATEMENTS

This section describes the principal risks that could have a material adverse effect on our financial condition, results of operations, cash flows or business. These risks could cause our assumptions and estimates to be inaccurate and cause actual results or events to differ materially from our expectations expressed in or implied by our forward-looking statements, including our financial guidance and business outlook disclosed on February 4, 2010 during Bell’s 2010 Analyst Guidance Call. Since our ability to meet our 2010 financial guidance will essentially depend on our business performance in 2010 which, in turn, is subject to many risks including, without limitation, general economic, market, competitive, regulatory, financial, and other risks, the reader is cautioned that all risks described in this Safe Harbour Notice could have a material adverse impact on our financial guidance.

A risk is the possibility that an event might happen in the future that could have a negative effect on our financial condition, results of operations, cash flows or business. Part of managing our business is to understand what these potential risks could be and to mitigate them where we can.

The actual effect of any event on our financial condition, results of operations, cash flows or business could be materially different from what we currently anticipate. In addition, our description of risks does not include all possible risks. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial condition, results of operations, cash flows or business.

As a result of BCE Inc.’s strategy of concentrating on Bell Canada’s communications business and the completion of the disposition of most of BCE Inc.’s non-core assets, BCE Inc.’s financial performance now depends on how well Bell Canada performs financially. Accordingly, the risk factors described below mainly relate to the operations and businesses of Bell Canada and its subsidiaries and joint ventures.

I. Risks Relating to Our Competitive Environment

We face intense competition from cable companies and from other competitive local exchange carriers that could adversely affect our market shares, volumes and pricing strategies and, consequently, our financial results. The rapid development of new technologies, services and products has eliminated the traditional lines between telecommunications, Internet and broadcasting services and brought new competitors to our markets. Technology substitution and VoIP, in particular, have reduced barriers to entry in our industry. This has allowed competitors to launch new products and services and gain market share with far less investment in financial, marketing, personnel and technological resources than has historically been required. We expect this trend to continue in the future, which could adversely affect our growth and our financial performance.

Competition affects our pricing strategies and could reduce our revenues and lower our profitability. We are under constant pressure to keep our prices and service offerings competitive. Changes in our pricing strategies that result in price increases for certain services or products, or changes in pricing strategies by our competitors, could affect our ability to gain new customers and retain existing ones. We need to be able to anticipate and respond quickly to the constant changes in our businesses and markets. If we fail to do so, our business and market position could be adversely affected.

The Canadian Radio-television and Telecommunications Commission (CRTC) regulates the prices we can charge for basic access services in areas where it determines there is not enough competition to protect the interests of users. Since August 2007, the CRTC has determined that competition was sufficient to grant forbearance from price regulation for over 90% of Bell Canada’s residential local telephone service lines and over 80% of Bell Canada’s business local telephone service lines in Ontario and Québec.

We already have several domestic and foreign competitors. In recent years, the Government of Canada has reviewed the foreign ownership restrictions that apply to telecommunications carriers and to broadcast distribution undertakings. On June 26, 2009, the Competition Policy Review Panel provided its report to the Government of Canada and suggested that the federal government adopt a two-phased approach to foreign participation in the telecommunications and broadcast industry. Removing or easing the limits on foreign ownership could result in more foreign companies entering the Canadian market by making acquisitions or investments. This could result in greater access to capital for our competitors or the arrival of new competitors with global scale, which would increase competitive pressure. We cannot predict what action, if any, the Government of Canada will take as a result of these reviews and how it may affect us.

Wireline

Our main competitors in local and access services are: Rogers Cable Inc. (Rogers Cable), TELUS Corporation (TELUS), Allstream Enterprise Solutions (a division of MTS Allstream Inc.) (Allstream), Primus Telecommunications Canada Inc. (Primus), Vidéotron Ltée (Vidéotron), in Québec, Cogeco Cable Inc. (a subsidiary of Cogeco Inc.) (Cogeco Cable), in Ontario and Québec, Bragg Communications Inc. operating under the Eastlink trade-name, in New Brunswick, Nova Scotia and Prince Edward Island, Maskatel Inc., in Québec, and Shaw Communications Inc. (Shaw), in British Columbia, Alberta, Saskatchewan and Manitoba.

Our major competitors in long distance services are: Allstream, Rogers Cable, TELUS, Primus, Vonage Canada (a division of Vonage Holdings Corp.) (Vonage), dial-around providers, such as Yak and Looney Call, which are divisions of YAK Communications (Canada) Inc. which is owned by Globalive Communications Corporation, prepaid long distance providers, such as Group of Gold Line and Vonage, Cogeco Cable, in Ontario and Québec, and Eastlink, in New Brunswick, Nova Scotia and Prince Edward Island.

We continue to face cross-platform competition as customers replace traditional services with new and non-traditional technologies. For example, our wireline business competes with VoIP, wireless and Internet services, including chat services, instant messaging and e-mail. Industry Canada’s licensing of AWS spectrum to ten new potential wireless competitors, one of which already started providing services, as discussed in more detail below, could result in additional technology substitution.

We are facing significant competitive pressure from cable companies as a result of them offering voice services over their networks. Cable telephony is being driven by its inclusion in discounted bundles and is now offered by cable operators in most major and mid-sized communities and in small communities as well. Although further expansion of the cable companies’ footprints is expected to slow down, cable companies will continue to put downward pressure on our market share, especially in the residential market. This could continue to have an adverse effect on our business and results of operations.

Although we expect in 2010 the rate of our residential NAS losses to at least stabilize and the rate of our business NAS losses to improve, there is a risk that adverse changes in certain factors, including, in particular, competitive actions by cable providers and higher wireless substitution that may result especially from new entrants starting to provide wireless services at lower prices relative to our prices and those of other existing wireless service providers, may result in acceleration, beyond our current assumptions, in our rates of NAS erosion. This could have an adverse effect on our results of operations. Furthermore, additional competitive pressure from the adoption of alternative technologies, products and services are making significant inroads into our legacy services, which typically represent our higher margin business.

Prices for long distance services have been declining since this segment was opened to competition. Our long distance services continue to face intense competitive pressure given the expanded presence of cable telephony and the continuing impact from non-traditional suppliers, including prepaid card suppliers, dial-around services and VoIP providers, as well as from traditional competitors such as inter-exchange carriers and resellers. We also experience competition from telecommunications providers such as Skype Technologies (a division of eBay) that provide equivalent long distance service at low prices using personal computers and broadband connections.

Competition for contracts to supply long distance services to large business customers is very intense. Customers may choose to switch to competitors that offer lower prices to gain market share. Such competitors may be less concerned about the quality of service or impact on their margins than we are. Competitors are also offering Internet protocol (IP)-based telephony to business customers at attractive prices.

In Bell Aliant’s residential markets, competition for most product lines is well established. Competition for local telephone service is most established in Nova Scotia and Prince Edward Island, where it was introduced in the residential market in 1999 and 2001, respectively. In more recent years, the competitive local service market has continued to expand with the introduction of local service competition in New Brunswick and Newfoundland and Labrador, as well as in Ontario and Québec. In the business customer base, Bell Aliant operates in an increasingly competitive marketplace, with competition emerging from VoIP providers, cable television operators and system integrators.

The current competitive environment suggests that the number of our legacy wireline customers and the volume of our long distance traffic will continue to decline in the future. Continued decline will lead to reduced economies of scale in those businesses and, in turn, lower margins. Our strategy is to seek to mitigate these declines through cost reductions and by building the business for newer growth services, but the margins on newer services are generally less than the margins on legacy services and we cannot provide any assurance that our efforts will be successful. If legacy services margins decline faster than the rate of growth in margins for our newer growth services, our financial performance could be adversely affected. In addition, if a large portion of the customers who stop using our voice services also cease using our other services, our financial performance could be adversely affected. Bringing to market new growth products and services is expensive and inherently risky as it requires capital and other investments at a time when the demand for the products or services is uncertain. It may also require us to compete in areas outside our core connectivity business against highly capable competitors. The launch of new products or services could be delayed or cancelled due to reductions in the amount of available capital to be invested. Any such delay or cancellation could have an adverse effect on our business, cash flows and results of operations.

Wireless

Competition for subscribers to wireless services is based on price, products, services and enhancements, technical quality, coverage and capacity of the wireless networks, customer service and distribution. The Canadian wireless telecommunications industry is highly competitive. We compete for wireless subscribers, dealers and retail distribution outlets, content and device access, and personnel, directly with the following wireless service providers: Rogers Wireless Inc. (including its subsidiary Fido Solutions Inc.), TELUS Mobility (a business unit of TELUS), and Globalive Wireless Management Corp. (Globalive), and with a multitude of resellers known as mobile virtual network operators that aggressively introduce, price and market their products and services. We expect competition to intensify as new technologies, products and services are developed which could adversely affect our ability to achieve our subscriber additions and ARPU targets. For example, mobile handsets that bypass wireless service providers’ networks to access the Internet are now available from a number of manufacturers and service providers. If these products significantly penetrate the marketplace, usage of our wireless networks may decline which could adversely affect our wireless revenues.

Competition is also expected to increase as a result of Industry Canada’s licensing of AWS spectrum to ten new facilities based wireless competitors that each acquired spectrum in separate regions, many of which overlap. In addition to Globalive, which started providing services in Toronto and Calgary in December 2009, and which may launch services in other cities in 2010 where Globalive owns spectrum, spectrum was also awarded to the following entities, or one of their affiliates, which have indicated launch dates of mid-2010 or later: Shaw, Vidéotron, Bragg Communications Inc., Public Mobile Inc., Celluworld Inc., Data and Audio Visual Enterprises Wireless Inc. (DAVE), Rich Telecom Corp., Blue Canada Wireless Inc. and Novus Wireless Inc.

The increase in the level of competitive intensity in the Canadian wireless industry will depend on when and in what regions these new competitors will start providing wireless services as well as their pricing, marketing and other strategies. In order to gain market share, the new wireless competitors’ strategies are expected to include price discounting relative to our and other incumbents’ pricing as well as increased competition at the distribution level. The pricing and other strategies of these new wireless competitors, as well as the pricing and other strategies of existing wireless service providers in response to the new wireless competitors’ actions, could adversely affect our ability to gain new customers and retain existing ones and require us to adjust our own pricing and other strategies, which in turn could have an adverse effect on our business and results of operation. The new wireless carriers could achieve higher market shares than we currently expect particularly as a result of their pricing strategies and focused product offerings. The ultimate number and viability of new competitors will remain unknown until they actually commence operations or make specific announcements in relation thereto. See “Risks Relating to Our Regulatory Environment – Radio Communication Act – AWS Spectrum”, for more details on this subject.

The wireless communications industry commits significant resources to research and development. A majority of this work is expended in the refinement of mainstream wireless standardization activities that result in highly successful ecosystems such as the HSPA and LTE environments. Some of this technology is transferable into competing or complementary technology tracks that can be standards based in the case of Wi-Fi (wireless fidelity) and WiMax (worldwide interoperability for microwave access) or proprietary vendor specific solutions. Although these technology tracks have not gained significant revenue market share in Canada, we expect that continued development and refinement of the business model will increase competition.

Pressures on our ARPU, COA and costs of retention would likely result if competitors increase subsidies for handsets, particularly for smart phones, lower airtime and wireless data prices and offer other incentives to attract new customers. Wireless competition has also intensified due to an increased emphasis on multi-product bundles and new data plans. This emphasis could also pressure our ARPU and increase churn and COA.

Internet Access

We compete with cable companies and Internet service providers (ISPs) to provide high-speed and dial-up Internet access and related services. In particular, cable companies have focused on increased bandwidth and discounted pricing on bundles to compete against us, which could directly affect our ability to maintain ARPU performance and could adversely affect our results of operations.

Cable companies have aggressively rolled out Internet networks offering higher speeds to their customers, forcing us to incur significant capital expenditures in order to also be able to offer higher speeds on our networks. The failure to make continued investments in our Internet networks enabling us to offer Internet services at higher speeds to our customers as well as our inability to offer a different range of products and services compared to our competitors would adversely affect the pricing of our products and services and our results of operations. Furthermore, as the penetration of the Canadian broadband Internet market reaches higher levels, the possibility to acquire new customers increasingly depends on our ability to win customers away from our competitors. However, as customers increasingly choose to bundle services, it also adversely affects our ability to acquire customers from our competitors.

Developments in wireless broadband services may also lead to increased competition in certain geographic areas. This could have an adverse effect on the financial performance of our Internet access services business.

In the high-speed Internet access services market, we compete with large cable companies, such as: Rogers Cable, in Ontario and New Brunswick, Nova Scotia and Prince Edward Island; Vidéotron, in Québec; Cogeco Cable, in Ontario and Québec; Eastlink, in New Brunswick, Nova Scotia and Prince Edward Island; and Persona Communications Inc., which was acquired by Eastlink in 2007, in all provinces except New Brunswick, Nova Scotia and Prince Edward Island.

Video

Competition for subscribers is based on the number and kinds of channels offered, quality of the signal, set top box features, availability of service in the region, price and customer service. Bell ExpressVu Limited Partnership (Bell TV) competes throughout Canada directly with Star Choice Television Network Inc., which like Bell TV operates a Direct-to-Home (DTH) satellite TV service, and with cable companies across Canada. Most of these cable companies continue to upgrade their networks, operational systems and services, which will improve their competitiveness. This could negatively affect our financial performance.

Bell Canada holds broadcasting distribution licences for major centres in Ontario and Québec to offer video services on a wireline basis. Bell Canada and Bell TV offer video services through DTH satellite, Very high speed Digital Subscriber Line (VDSL) and hybrid fibre co-axial cable. Bell Canada is currently offering Internet Protocol television (IPTV) services on a limited basis and intends to start offering IPTV services on a broader basis in the course of 2010 starting with the cities of Toronto and Montréal. The launch of our IPTV services will provide us the opportunity to gain market share and enhance our competitive position in core urban markets starting with the cities of Toronto and Montréal.

Bell TV’s and Bell Canada’s competitors also include Canadian cable companies, such as: Rogers Cable, in Ontario, New Brunswick and Newfoundland; Vidéotron, in Québec; Cogeco Cable, in Ontario and Québec; Shaw, in British Columbia, Alberta, Saskatchewan, Manitoba and northwestern Ontario; Eastlink, in New Brunswick, Nova Scotia and Prince Edward Island and Persona Communications Inc., in all provinces except New Brunswick, Nova Scotia and Prince Edward Island. In addition to these traditional video competitors, certain traditional telephone companies have recently launched or are contemplating the launch of IPTV services that would compete with Bell TV in certain markets.

Bell TV continues to face competition from unregulated United States (U.S.) DTH satellite television services that are sold illegally in Canada. In response, we are participating in legal actions that are challenging the sale of U.S. DTH satellite television equipment in Canada. This competition and the outcome of the related legal actions could have an adverse effect on the business and results of operations of Bell TV.

In addition to the licenced broadcast distribution undertakings noted above, new unregulated video services and offerings available over high-speed Internet connections are beginning to compete with traditional television services. The continued growth and adoption by customers of these alternative TV services could negatively affect the financial performance of Bell TV and Bell Canada.

Wholesale

The main competitors in our wholesale business include both traditional carriers and emerging carriers. Traditional competitors include Allstream and TELUS, both of which may wholesale some or all of the same products and services as Bell Canada. Non-traditional competitors include electrical utility-based telecommunications providers, cable operators, domestic competitive local exchange carriers and U.S.-based carriers for certain services. Despite intense competitive pressure, our new products and unregulated services markets continue to grow. However, growth of end-user technologies such as VoIP is continuing to increase pressure on some legacy product lines.

II. General Risks that Could Affect Our Business and Results

A decline in economic growth and in retail and commercial activity and/or adverse conditions in the financial markets could decrease demand for our products and services, potentially reducing profitability and threatening the ability of our customers to pay their expenses.

Our business is affected by general economic and financial conditions, consumer confidence and spending, and the demand for, and prices of, our products and services. If there is a decline in economic growth and in retail and commercial activity, and/or if adverse conditions exist in the financial markets, there could be a lower demand for our products and services. During these periods, customers may delay buying our products and services, reduce purchases or discontinue using them. Weak economic and financial conditions could lower our profitability and reduce cash flows from operations. They also could negatively affect the financial condition and creditworthiness of our customers, which could increase uncertainty about our ability to collect receivables and potentially increase our bad debt expenses, which could adversely affect our results of operations.

BCE’s financial guidance for 2010 assumes, in particular, a gradual economic recovery beginning in the second half of the year.

Failure to achieve our business objectives could have an adverse impact on our financial performance and growth prospects.

We continue to pursue our goal to be recognized by customers as Canada’s leading communications company through focused execution against our five strategic imperatives.

Executing against these imperatives requires shifts in employee skills, investing capital to implement our strategies and operating priorities as well as targeted cost reductions. If our management, processes or employees are not able to adapt to these changes or if required capital is not available on favourable terms, we may fail to achieve our business objectives which could have an adverse effect on our business, financial performance and growth prospects.

Our strategies require us to continue to transform our cost structure. Accordingly, we are continuing to implement several initiatives to reduce costs while containing our capital expenditures. Our objectives for targeted cost reductions continue to be aggressive and there is no assurance that we will be successful in reducing costs, especially because on an ongoing basis, incremental cost savings are more difficult to achieve. Our cost reduction objectives require aggressive negotiations with our key suppliers and there can be no assurance that such negotiations will be successful or that replacement products or services provided will not lead to operational issues.

Improved customer service and an enhanced perception of Bell Canada’s service offerings by existing and potential customers are critical to increasing customer retention and ARPU and attracting new customers. However, there is a risk that the increasing complexity of our networks could hinder the effective management of such networks which could adversely affect service levels. In addition, the increasing number of smartphone users could require more support from our customer contact centers than currently anticipated, which could have an adverse effect on customer service. Delays in the planned implementation of improvements within our customer contact centres could also adversely affect customer service and delay the achievement of cost reductions.

Accordingly, there is a risk that customer service improvements will be delayed or not be achieved or that, even if achieved, that they will not necessarily translate into an enhanced public perception of Bell Canada’s service offerings or the achievement of customer retention objectives.

If we are unable to achieve any or all of these objectives, our business and results of operations could be adversely affected.

We need to anticipate technological change and invest in or develop new technologies, products and services. If we are unable to launch new technologies, products and services on a timely basis or if regulation expands to delay newer technologies, our business and results of operations may be adversely affected.

We operate in markets that are affected by constant technological change, evolving industry standards, changing client needs, frequent introductions of new products and services and short product life cycles. Investment in new technologies, products and services and the ability to launch, on a timely basis, such technologies, products and services are critical to increasing the number of our subscribers and achieving our financial performance objectives.

We may face additional risks as we develop new products, services and technologies, and update our networks to stay competitive. Newer technologies, for example, may quickly become obsolete or may need more capital than expected. Development could be delayed for reasons beyond our control. Substantial investments usually need to be made before new technologies prove to be commercially viable. There is also a risk that current regulation could be expanded to apply to newer technologies which could delay our launch of new services.

There is no assurance that we will be successful in developing, implementing and marketing new technologies, products, services or enhancements in a reasonable time, or that they will gain market acceptance. New products or services that use new or evolving technologies could reduce demand for our existing offerings or cause prices for those services to decline. Our failure to successfully develop, implement and market new technologies, products, services or enhancements in a reasonable time could have an adverse effect on our business and results of operations.

We may be required to increase contributions to our employee benefit plans in the future depending on various factors including future returns on pension plan assets, long-term interest rates and changes in pension regulations, which may have a negative effect on our liquidity and results of operations.

The funding requirements of our employee benefit plans, resulting from valuations of our plan assets and liabilities, depend on a number of factors, including actual returns on pension plan assets, long-term interest rates, plan demographics and pension regulations. Changes in these factors could cause actual future contributions to significantly differ from our current estimates and could require us to increase contributions to our employee benefit plans in the future and, therefore, could have a negative effect on our liquidity and results of operations.

There is no assurance that our pension plans will be able to earn their assumed rate of return. A substantial portion of our pension plans’ assets is invested in both public equity and debt securities. As a result, the ability of our pension plans to earn the rate of return that we have assumed significantly depends on the performance of capital markets. The market conditions also impact the discount rate used to calculate our solvency obligations and thereby could also significantly affect our cash funding requirements.

In addition, our estimated funding requirements for 2010 are based on preliminary calculations which do not take into account the Federal Minister of Finance’s announcement on October 27, 2009 of a proposed Federal pension reform in 2010. Based on our interpretation of the information currently available, if this reform project is applicable to actuarial calculations with an effective date of December 31, 2009 or later, the impact on funding requirements would not be materially negative. However, such funding requirements may still be higher than expected if the results of our actuarial valuations materially and negatively differ from our preliminary calculations and the final Federal pension reform law and regulations differ significantly from our current interpretation.

Our operations depend on how well we protect, maintain and replace our networks, equipment, IT systems and software.

Our operations depend on how well we protect our networks, equipment, information technology (IT) systems and software, and the information stored in our data centres, against damage from fire, natural disaster (including seismic and severe weather-related events such as ice, snow and wind storms, flooding and tornadoes), power loss, hacking, computer viruses, disabling devices, acts of war or terrorism, sabotage, vandalism and other events. Global climate change could exacerbate certain of those threats, including the frequency and severity of weather-related events. Our operations also depend on the timely replacement, maintenance and upgrade of our networks, equipment, IT systems and software. Any of these and other events could result in network failures, billing errors and delays in customer service. Our operations also depend on our ability to protect the information stored in our data centres against theft. The theft of such information could adversely affect our customer relationships and expose us to claims in damages by customers.

Our networks are connected with the networks of other telecommunications carriers, and we rely on them to deliver some of our services. Any of the events mentioned above, as well as strikes or other work disruptions, bankruptcies or other insolvency proceedings, technical difficulties or other events affecting the networks of these other carriers, could also harm our business and our customer relationships.

We depend on key third-party suppliers to provide products and services that we need to operate our business.

We depend on key third-party suppliers over which we have no operational or financial control for certain products and services that are critical to our operations. These products and services may only be available from a limited number of suppliers.

If, at any time, suppliers cannot provide us with products or services, including, without limitation, telecommunications equipment, software and maintenance services, that comply with evolving telecommunications standards or that are compatible with our equipment, IT systems and software, our business and results of operations could be adversely affected. In addition, if we are unable to obtain products or services that are essential to our operations on a timely basis and at an acceptable cost, or if telecommunications equipment, such as handsets, that we sell or otherwise provide to customers or network equipment that we use to provide services has manufacturing defects, our ability to offer our products and services and to roll out our advanced services, and the quality of our services and networks, may be negatively impacted, our network development and expansion could be impeded, and our business, strategy and results of operations could be adversely affected. These suppliers may be subject to litigation with respect to technology that we depend on for our service offerings. In addition, the business and operations of our suppliers and their ability to continue to provide us with products and services could be adversely affected by various factors, including, without limitation, general economic and financial market conditions, the intensity of competitive activity, labour disruptions, availability of and accessibility to capital, bankruptcy or other insolvency proceedings, and changes in technological standards.

Renegotiating collective bargaining agreements with employees could result in higher labour costs and work disruptions.

Approximately 45% of our employees are represented by unions and are covered by collective bargaining agreements. Renegotiating collective bargaining agreements could result in higher labour costs and work disruptions, including work stoppages or work slowdowns. There can be no assurance that should a strike or work disruption occur it would not adversely affect service to our customers. In addition, work disruptions at our service providers, including work slowdowns and work stoppages due to strikes, could harm our business, including our customer relationships and results of operations.

The following collective agreements will expire in 2010:

  The collective agreement between the Communications, Energy and Paper Workers’ Union of Canada (CEP) and Bell Canada covering approximately 770 communications sales employees will expire on December 31, 2010.

  The collective agreement between the CEP and Expertech Network Installation Inc. covering approximately 165 clerical employees will expire on November 30, 2010.

  The collective agreement between the CEP and Bell Canada covering approximately 115 craft employees located in Western Canada will expire on May 10, 2010.

In addition, negotiations with respect to a first collective agreement between the CEP and Bell Canada covering approximately 50 clerical employees located in Western Canada are scheduled to commence in 2010.

The significant increase in broadband demand could have an adverse effect on our business and financial results.

With the rapid growth in video and other bandwidth-intensive applications on the Internet and on mobile devices, we may need to incur significant capital expenditures to provide additional capacity on our Internet and wireless networks. We may not be able to recover these costs from customers due to competitors’ short term pricing of comparable services. There is also a risk that our efforts to optimize network performance, in the face of increasing broadband demand, through paced fibre deployment, traffic management and rate plan changes could be unsuccessful and/or generate adverse publicity potentially resulting in an increase in our subscriber churn rate beyond our current expectations, or new regulation and thereby compromising our efforts to attract new customers. This could have an adverse effect on our business and results of operations.

If we are unable to raise the capital we need, we may need to limit our capital expenditures or our investments in new businesses, or try to raise capital by disposing of assets.

We have significant cash requirements to implement our business plan and meet our financial obligations. These cash requirements may be adversely affected by the risks associated with our contingencies, off-balance sheet arrangements and assumptions built into our business and financial plans. Our ability to meet our cash requirements and provide for planned growth depends on our having access to adequate sources of capital and on our ability to generate cash flows from operations which is subject to general economic, market, competitive, regulatory and other risk factors described in this document, many of which are not within our control. Also, the amount of working capital available to operate our business and our ability to achieve our working capital objectives could be adversely impacted by the quality of, and our level of success in collecting, accounts receivable through the use of our employees, systems and technology.

In general, our capital needs are funded from cash generated by our operations or investments, by borrowing from commercial banks, through debt and equity offerings in the capital markets, or by selling or otherwise disposing of assets (including the sale of accounts receivable).

Our ability to raise financing depends on our ability to access the public equity and debt capital markets as well as the bank credit market. Our ability to access such markets and the cost and amount of funding available depend largely on prevailing market conditions and the outlook for our business and credit ratings at the time capital is raised. An increased level of debt borrowings could result in lower credit ratings, increase our borrowing costs and reduce the amount of funding available to us (including through equity offerings). Business acquisitions could also adversely affect our outlook and credit ratings and have similar adverse consequences. In addition, participants in the public capital and bank credit markets have internal policies limiting their ability to invest in, or extend credit to, any single entity or entity group or to a particular industry.

Our bank credit facilities, including credit facilities supporting our commercial paper programs, are with various financial institutions. While it is our intention to renew such credit facilities from time to time, there are no assurances that these facilities will be renewed on favourable terms or in similar amounts.

If we cannot raise the capital we need to implement our business plan upon acceptable terms, we may have to limit our ongoing capital expenditures, limit our investment in new businesses or try to raise additional capital by selling or otherwise disposing of assets. Any of these could have an adverse effect on our cash flows from operations and on our growth prospects.

We may not be able to discontinue certain services as necessary to improve capital and operating efficiencies.

We are in the process of moving traffic on our core circuit-based infrastructure to IP technology. As part of this move, we are in the process of discontinuing certain services that are based on circuit-based infrastructure. This is a necessary component of improving capital and operating efficiencies. In some cases, this could be delayed or prevented by customers or regulatory actions. If we cannot discontinue these services as planned, we will not be able to achieve the efficiencies as expected.

Regulatory initiatives or proceedings, pending or future litigation, changes in laws or regulations or government tax audits could have an adverse effect on our business and results of operations.

Our business is affected by decisions made by various regulatory agencies, including the CRTC. Decisions of the CRTC may have an adverse effect on our business and results of operations. In addition, we become involved in various claims and litigation as part of our business or transactions. Pending or future litigation, including an increase in class action claims which, by their nature, could result in sizeable damage awards, could have an adverse effect on our business and results of operations.

Changes in laws or regulations or in how they are interpreted, and the adoption of new laws or regulations, could negatively affect us. These include changes in tax laws or the adoption of new tax laws that result in higher tax rates or new taxes. They also include amendments to Canadian securities laws that introduced statutory civil liability for misrepresentations in continuous disclosure. These amendments have facilitated the introduction in Canada by secondary market investors of class action lawsuits against public companies for misrepresentations in public disclosure documents and oral statements. Significant damages could be awarded by courts in these types of actions should they be successful.

We believe that we have adequately provided for all income and commodity taxes based on all of the information that is currently available. The calculation of income taxes and the applicability of commodity taxes in many cases, however, require significant judgement in interpreting tax rules and regulations. Our tax filings are subject to government audits which could materially change the amount of current and future income tax assets and liabilities and other liabilities and could, in certain circumstances, result in an assessment of interest and penalties. For a description of the principal regulatory initiatives and proceedings affecting us, see “Risks Relating to Our Regulatory Environment”. For a description of the principal legal proceedings involving us, see the section “Legal Proceedings” at pages 35 to 45 of BCE Inc.’s annual information form for the year ended December 31, 2008 dated March 11, 2009, filed by BCE Inc. with the Canadian securities commissions (available on BCE Inc.’s website at www.bce.ca and on SEDAR at www.sedar.com) and with the U.S. Securities and Exchange Commission (SEC) under Form 40-F (available on EDGAR at www.sec.gov), as subsequently updated in BCE Inc.’s 2009 First Quarter MD&A dated May 6, 2009, BCE Inc.’s 2009 Second Quarter MD&A dated August 5, 2009 and BCE Inc.’s 2009 Third Quarter MD&A dated November 11, 2009, also filed by BCE Inc. with the Canadian securities commissions (available on BCE Inc.’s website and on SEDAR) and with the SEC under Form 6-K (available on EDGAR).

Satellites used by Bell TV are subject to significant operational risks and satellites that are not yet built are subject to construction and launch delays that could have an adverse effect on Bell TV’s business and financial results.

In conjunction with the sale by BCE Inc. of its subsidiary Telesat Canada (Telesat) on October 31, 2007, a set of commercial arrangements between Telesat and Bell TV were put into place that provide Bell TV access to satellite capacity. Pursuant to these commercial arrangements, Bell TV currently uses three satellites. Telesat operates or directs the operation of these satellites.

Satellites utilize highly complex technology and operate in the harsh environment of space and therefore are subject to significant operational risks while in orbit. The risks include in-orbit equipment failures, malfunctions and other kinds of problems commonly referred to as anomalies that could reduce the commercial usefulness of a satellite used by Bell TV. Acts of war or terrorism, magnetic, electrostatic or solar storms, and space debris or micrometeoroids could also damage the satellites used by Bell TV.

Any loss, failure, manufacturing defects, damage or destruction of these satellites, of Bell TV’s terrestrial broadcasting infrastructure, or of Telesat’s tracking, telemetry and control facilities to operate the satellites, could have an adverse effect on Bell TV’s business and results of operations and could result in many customers terminating their subscription to Bell TV’s DTH satellite television service.

In addition, there are certain risks related to the construction and launch of new satellites. Launch delays can result from delays in the construction of satellites and launch vehicles, the periodic unavailability of reliable launch opportunities, possible delays in obtaining regulatory approvals and launch failures. If satellite construction schedules are not met, a launch opportunity may not be available at the time the satellite is ready to be launched. Launch vehicles may fail resulting in significant delays in the deployment of satellites because of the need to construct replacement satellites, which typically takes up to 30 months or longer, and to obtain another launch vehicle. Such significant delays could adversely affect Bell TV’s ability to launch new services and reduce the competitiveness of its television services.

The theft of our satellite television services could have an adverse effect on Bell TV’s business and results of operations.

Bell TV faces a loss of revenue resulting from the theft of its services. In 2008, Bell TV introduced and completed a smart card exchange for its authorized digital receivers that is designed to block unauthorized reception of Bell TV’s signals. However, as with any technology-based security system, it is not possible to prevent with absolute certainty a compromise or circumvention of that security system. As is the case for all other television distributors, Bell TV has experienced, and continues to experience, ongoing efforts to steal its services by way of compromise or circumvention of Bell TV’s signal security systems. The theft of Bell TV’s services could have an adverse effect on Bell TV’s business and results of operations.

BCE Inc. is dependent on the ability of its subsidiaries, joint ventures and other companies in which it has an interest to pay dividends or otherwise make distributions to it.

BCE Inc. has no material sources of income or assets of its own, other than the interests that it has in its subsidiaries, joint ventures and other companies, including its direct ownership of the equity of Bell Canada. BCE Inc.’s cash flow and, consequently, its ability to service its indebtedness and to pay dividends on its equity securities are therefore dependent upon the ability of its subsidiaries, joint ventures and other companies in which it has an interest to pay dividends or otherwise make distributions to it.

BCE Inc.’s subsidiaries, joint ventures and other companies in which it has an interest are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any dividends or make any other distributions to BCE Inc. In addition, any right of BCE Inc. to receive assets of its subsidiaries, joint ventures and other companies in which it has an interest upon their liquidation or reorganization will be structurally subordinated to the prior claims of creditors of such subsidiaries, joint ventures and other companies.

As for Bell Aliant, it intends, subject to approval of the trustees of Bell Aliant, to make cash distributions to its unitholders, including BCE Inc. and Bell Canada, but there can be no guarantee regarding the amounts of these cash distributions, which may fluctuate with Bell Aliant’s performance and other variables. Bell Aliant also has the discretion to establish cash reserves for the proper conduct of its business which would reduce the amount of cash available for distributions in the year. Accordingly, we cannot provide any assurance regarding the actual levels of distributions by Bell Aliant.

The Government of Canada’s changes to the tax treatment of income trusts announced on October 31, 2006 received royal assent and were enacted into law on June 22, 2007 (the SIFT Rules). Effective in 2011, income trusts that were publicly traded before November 2006, like Bell Aliant, will be subject to taxation at corporate tax rates and certain distributions to unitholders will be taxed like dividends received from a corporation. All else being equal, the taxation of income trusts at corporate tax rates is likely to result in less cash being available to Bell Aliant to pay distributions. The Government of Canada specified that while there was no intention to prevent existing income trusts from normal growth during the transitional period, any undue expansion of an existing income trust before 2011 would make the new rules effective immediately. To qualify for the delay in applying the SIFT Rules, Bell Aliant must comply with the government’s normal growth guidelines regarding equity capital that were issued on December 15, 2006, as amended from time to time. In particular, the equity of Bell Aliant is only permitted to grow by a prescribed annual amount up to and including the 2010 calendar year. In December 2008, the Minister of Finance released Explanatory Notes to the November 28, 2008 Notice of Ways and Means Motion which revised the normal growth guidelines to accelerate the safe harbour amounts for 2009 and 2010 to make them available on and after December 4, 2008. This change did not alter the maximum permitted growth of a trust, but generally allowed a trust, like Bell Aliant, to use the remaining growth room in a single year, rather than incrementally over 2009 and 2010. Because there is still uncertainty as to the interpretation of these guidelines and what constitutes growth in certain situations, there can be no assurance that Bell Aliant will be able to retain the benefit of the deferral of the SIFT Rules. A reduction in distributions from Bell Aliant could have an adverse effect on our cash flows and results of operations.

We cannot guarantee that BCE Inc.’s dividend policy will be maintained.

On February 10, 2009, the board of directors of BCE Inc. adopted a new common share dividend policy with a target dividend payout ratio of 65% to 75% of Adjusted EPS, subject to the discretion of BCE Inc.’s board of directors. However, based on the prevailing economic, competitive and technological environment at any given time, our ability to raise the capital we need and other risk factors, there can be no guarantee that BCE Inc.’s dividend policy will be maintained. Refer to “Risks Relating to Our Competitive Environment”, the risks disclosed in this section relating to the need to anticipate technological change and invest in new technologies and relating to our ability to raise capital, and, more generally, to all of the other risks disclosed in this Safe Harbour Notice for more information on these risks and their potential impact on BCE’s businesses, revenues, cash flows and capital expenditures which in turn could adversely affect BCE Inc.’s ability to maintain its dividend policy.

A major decline in the market price of BCE Inc.’s securities may negatively impact our ability to raise capital, issue debt, retain employees, make strategic acquisitions or enter into joint ventures.

Differences between BCE Inc.’s actual or anticipated financial results and the published expectations of financial analysts may contribute to volatility in BCE Inc.’s securities. A major decline in the capital markets in general, or an adjustment in the market price or trading volumes of BCE Inc.’s securities, may negatively affect our ability to raise capital, issue debt, retain employees, make strategic acquisitions or enter into joint ventures.

Health concerns about radio frequency emissions from wireless devices, as well as epidemics and other health risks, could have an adverse effect on our business.

It has been suggested that some radio frequency emissions from cellular phones may be linked to certain medical conditions. Interest groups have also requested investigations into claims that digital transmissions from handsets used with digital wireless technologies pose health concerns and cause interference with hearing aids and other medical devices. Increasing concern over the use of cellular phones and the possible related health risks is expected to put additional pressure on the wireless communication industry to demonstrate their safe use and could lead to additional government regulation, which could have a negative effect on our business. In addition, actual or perceived health risks of using wireless communications devices could result in fewer new network subscribers, lower network usage per subscriber, higher churn rates, product liability lawsuits or less outside financing being available to the wireless communications industry. We rely on our suppliers to ensure that the network equipment and customer equipment supplied to us meets all applicable safety requirements. Epidemics, pandemics and other health risks could also occur which could adversely affect our ability to maintain operational networks and provide services to our customers. Any of these events could have an adverse effect on our business and results of operations.

Our business depends on the performance of and our ability to retain our employees.

Our business depends on the efforts, abilities and expertise of our employees and, more specifically, of our senior executives and other key employees. A key component of our retention strategy for our key personnel lies in our ability to provide clear, meaningful and challenging objectives that will drive performance and enhance their skills and expertise. Our senior executives and other key employees are important to our success because they have been instrumental in setting our strategic direction, operating our business, identifying, recruiting and training key personnel and identifying business opportunities. The loss of one or more of these key individuals could impair our business and development until qualified replacements are found. We cannot assure you that these individuals could quickly be replaced with persons of equal experience and capabilities. Although we have retention plans in place and employment agreements with certain of these individuals, we cannot prevent them from terminating their employment with us.

In addition, deterioration in employee morale resulting from recent significant staff reductions, wage freezes, ongoing cost reductions or unresolved collective agreements could also adversely affect our business and financial results.

III. Risks Relating to Our Regulatory Environment

This section describes the legislation that governs our businesses, and provides highlights of recent regulatory initiatives and proceedings and government consultations that affect us. Bell Canada, Bell Aliant and several of Bell Canada’s direct and indirect subsidiaries and significantly influenced companies, including NorthernTel, Limited Partnership (NorthernTel), Télébec, Limited Partnership (Télébec), Northwestel Inc. (Northwestel), Bell Mobility Inc. (Bell Mobility) and Bell TV, are governed by the Telecommunications Act, the Broadcasting Act, the Radiocommunication Act and the Bell Canada Act. Our business is affected by decisions made by various regulatory agencies, including the CRTC. The CRTC, an independent agency of the Government of Canada, is responsible for regulating Canada’s telecommunications and broadcasting industries. Other aspects of the businesses of these companies are regulated in various ways by federal government departments, in particular Industry Canada.

Telecommunications Act

The Telecommunications Act governs telecommunications in Canada. It defines the broad objectives of Canada’s telecommunications policy and provides the Government of Canada the power to give general direction to the CRTC on any of these objectives. It applies to several of the Bell Canada companies and partnerships, including Bell Canada, Bell Mobility, Bell Aliant, NorthernTel, Northwestel and Télébec.

Under the Telecommunications Act, all telecommunications common carriers must seek regulatory approval for all proposed tariffs for telecommunications services, unless the services are exempt from regulation or are not regulated. The CRTC may exempt an entire class of carriers from regulation under the Telecommunications Act if the exemption meets the objectives of Canada’s telecommunications policy.

The Telecommunications Act includes the following ownership requirements for companies, such as Bell Canada, Bell Aliant and Bell Mobility, that operate as telecommunications common carriers:

  they must be eligible to operate as Canadian carriers;

  they must be Canadian owned and controlled corporations. Direct ownership must be at least 80% Canadian ownership of voting shares and indirect ownership, such as indirect ownership through BCE Inc., must be at least 66 2/3% Canadian ownership of voting shares;

  they must not otherwise be controlled by non-Canadians; and

  at least 80% of the members of their board of directors must be Canadian.

BCE Inc. monitors and periodically reports on the level of non-Canadian ownership of its common shares.

Key Telecommunications Issues

This section describes key regulatory issues which are being addressed, or have been addressed in past years, that influence or have influenced our business and may continue to affect our flexibility to compete in the marketplace.

REVIEW OF REGULATORY FRAMEWORK FOR WHOLESALE SERVICES

In light of several CRTC decisions and appeals to the Governor-in-Council, the CRTC is required to rule on several wholesale issues by September 1, 2010. An oral proceeding is scheduled to begin on May 31, 2010 and will include a consideration of whether aggregated wholesale DSL services must be made available at speeds equivalent to the incumbents’ retail offerings (speed-matching). This proceeding will also include an examination of the appropriateness of mandating access to any new types of Internet access infrastructure as well as whether the respective wholesale obligations imposed on incumbent telephone companies and cable companies are equitable or represent a competitive disadvantage. The CRTC will examine whether such wholesale obligations: 1) would unduly diminish incentives to invest in new network infrastructure, 2) are necessary to enable sufficient competition to protect the interest of users, and 3) unduly impair the ability of incumbent telephone companies to offer new converged services like IPTV. This proceeding introduces the possibility that new additional wholesale obligations could be imposed on Bell Canada or that, on a going forward basis, certain wholesale services could be priced at lower rates. Neither would have a retroactive effect on current rates or revenues. Depending on the outcome, these issues could, however, require Bell Canada to modify its investment plans and its retail and wholesale commercial practices, pricing and plans.

REVIEW OF UNBUNDLED LOCAL LOOP RATES

On June 2, 2009, Bell Canada and Bell Aliant proposed changes to the existing rates for their wholesale service that provides unbundled local loops to competitors in their Ontario and Québec serving areas, and requested the CRTC to make the current rates interim until it issues its final determination. The companies filed updated cost studies to support their tariff application. On December 14, 2009, the CRTC issued Telecom Order CRTC 2009-775 and made the current loop rates interim, pending a complete review of the companies’ updated cost studies. The process is scheduled to conclude on May 28, 2010, with unbundled loop rates expected to be finalized within 120 days of the close of the record. The CRTC’s newly determined rates may then be retroactively applied to the date of interim approval (December 14, 2009).

REVIEW OF SUPPORT STRUCTURE RATES

In August 2009, the CRTC launched a proceeding to review the large incumbent local exchange carriers’ (ILECs) support structure service rates and declared that each ILEC’s current support structure service rates have interim approval effective the date of the CRTC’s notice. This proceeding will review the rates that competitors must pay ILECs such as Bell Canada in order to lease space on the poles and underground conduit owned by the ILECs. Current support structure rates are expected to increase given the rise in costs since the last review which ended in 1993 but there is also a slight risk that they will decrease. A decision is expected in the fourth quarter of 2010 after which the new rates may be retroactively applied to competitors back to the date of interim approval.

REVIEW OF THE INTERNET TRAFFIC MANAGEMENT PRACTICES OF ISPs

On November 20, 2008, the CRTC issued Telecom Public Notice 2008-19 where it initiated a proceeding to consider Internet traffic management practices for retail and wholesale Internet services. The CRTC sought comments with supporting rationale on the changes in bandwidth consumption that can lead to network congestion, technical or economic Internet traffic management practices that are currently available or may be developed in the future, and the impact of these practices on end-users. In addition, the CRTC examined the appropriateness of implementing regulatory measures in relation to Internet traffic management by ISPs. The CRTC issued its decision on October 21, 2009 in which it: preserved ISPs’ flexibility to manage their networks and established certain transparency requirements. The CRTC approved the use of technical Internet Traffic Management Practices (ITMPs), including application-specific ITMPs such as those applied by Bell Canada; encouraged the use of economic ITMPs such as usage-based billing; established a framework against which future complaints about traffic management will be assessed; and established certain privacy and notification requirements with which Bell Canada is already largely compliant.

PROCEEDING TO REVIEW ACCESS TO BASIC TELECOMMUNICATIONS SERVICES AND OTHER MATTERS

The CRTC has a $208 million subsidy (contribution) regime (using 2009 data) to support local service in high cost (i.e. rural and remote) areas. This subsidy is funded by an industry tax on revenues which was set at 0.81% of eligible telecom revenues in 2009. While Bell Canada draws monies from the contribution subsidy fund, it is also the largest payer into the fund. On January 28, 2010, the CRTC initiated a proceeding to review issues associated with access to basic telecommunications service. The proceeding will include a review of the obligation to serve, the basic service objective, and the local service subsidy (contribution) regime. It will also re-examine the local competition and wireless number portability frameworks in the territories of the small ILECs. Finally, as wireless data was forborne completely from retail and wholesale regulation in 1996, the CRTC will examine whether it would be appropriate to modify the wireless data forbearance framework in order for the guidelines established in the previously mentioned Internet traffic management practices proceeding to be applicable to wireless service providers.

The proceeding will include a two-week oral hearing scheduled to begin on October 25, 2010. This proceeding may result in changes to various regulatory regimes, including possible increased annual contributions to the subsidy regime, which could have an adverse effect on Bell Canada’s business and financial results. A decision is expected in the first quarter of 2011.

Broadcasting Act

The Broadcasting Act assigns the regulation and supervision of the broadcasting system to the CRTC. Key policy objectives of the Broadcasting Act are to:

  protect and strengthen the cultural, political, social and economic fabric of Canada; and

  encourage the development of Canadian expression.

Most broadcasting activities require a broadcasting licence or broadcasting distribution licence from the CRTC. The CRTC may exempt broadcasting undertakings from complying with certain licensing and regulatory requirements if the CRTC is satisfied that complying with those requirements will not materially affect the implementation of Canadian broadcasting policy. A corporation must meet the following ownership requirements to obtain a broadcasting or a broadcasting distribution licence:

  it must be Canadian owned and controlled. At least 80% of all outstanding and issued voting shares and at least 80% of the votes must be beneficially owned directly by Canadians;

  it must not otherwise be controlled by non-Canadians;

  at least 80% of the board of directors, as well as the Chief Executive Officer (CEO), must be Canadian; and

  at least 66 2/3% of all outstanding and issued voting shares, and at least 66 2/3% of the votes of the parent corporation, must be beneficially owned and controlled, directly or indirectly, by Canadian interests.

If the parent corporation of a broadcasting licencee has fewer than 80% Canadian directors on its board of directors, a non-Canadian CEO or less than 80% Canadian ownership, the parent corporation must demonstrate to the CRTC that it or its directors do not have control or influence over any of the broadcasting licencee’s programming decisions. Corporations must have the CRTC’s approval before they can transfer effective control of a broadcasting licencee. The CRTC may impose certain requirements, including the payment of certain benefits, as a condition of the transfer.

The Canadian ownership rules for broadcasting licencees, such as Bell TV, set out in the Direction to the CRTC (ineligibility of Non-Canadians) issued by the Governor General in Council under the Broadcasting Act, restrict allowable foreign investments in voting shares at the licencee operating company level, and at the level of any broadcasting licencee, to a maximum of 20%, and at the holding company level to a maximum of 33 1/3%. Because BCE Inc. previously held a broadcasting licence as a limited partner in Bell TV, BCE Inc. was also subject to the 20% foreign ownership limit for broadcasting licencees. However, following a recent corporate reorganization, BCE Inc. has ceased to be a broadcasting licencee, with the result that foreign ownership in BCE Inc. is now permitted up to a maximum of 33 1/3%.

Bell Canada holds broadcasting distribution licences, for major centres in Ontario and Québec, to offer video on a wireline basis. In addition, Bell TV, Bell Aliant, Northwestel and Cablevision du Nord du Québec Inc., a Télébec subsidiary, have broadcasting distribution licences that allow them to offer services. Bell TV is permitted to offer services nationally. Bell Aliant is permitted to offer services in Newfoundland and Labrador, Nova Scotia and New Brunswick. Télébec is permitted to offer services in specific areas of Ontario and Québec. Northwestel is permitted to offer services in specific areas of the Northwest Territories.

Bell TV

Bell TV is subject to programming and carriage requirements under CRTC regulations. Changes to the regulations that govern broadcasting could negatively affect Bell TV’s competitive position or the cost of providing its services. Bell TV’s DTH satellite television distribution undertaking licence was renewed in March 2004 and expires on August 31, 2010. While we expect this licence will be renewed at term, there is no assurance that this will happen, or of the terms under which renewal will be granted.

On October 30, 2008, the CRTC issued Broadcasting Public Notice 2008-100 in which it established its regulatory frameworks for broadcast distribution undertakings and discretionary programming services, and set out its policies related to signal carriage and distant signals. The majority of the CRTC’s determinations are to be implemented on August 31, 2011 and in certain respects will provide Bell TV a measure of added flexibility in service packaging.

The CRTC rejected the over-the-air broadcasters’ fee-for-carriage proposal, which would have required cable and satellite operators to pay for the right to carry local signals. However, the

CRTC determined that cable and satellite operators would be required, starting in September 2009, to contribute 1% of their annual revenue to a new local programming improvement fund (LPIF) administered by an independent third party chosen by the Canadian Association of Broadcasters (CAB).

The CRTC’s Broadcasting Public Notice 2008-100 also altered its policies regarding delivery of distant or out-of-market signals. Cable and satellite operators can continue to deliver these signals without consent or fees within the province of origin but will require the permission of broadcasters to deliver the signals to subscribers in other provinces. The CRTC determined that broadcasters and cable and satellite operators should negotiate the terms under which the signals will be delivered but that it will arbitrate disputes when parties are unable to reach mutually satisfactory agreements. Those negotiations have subsequently been suspended pending the determination of the FFC/VFS (as defined below) hearings described below.

On March 27, 2009, the CRTC announced that it would re-examine the LPIF in its consultation on licence renewals for private conventional television stations to determine if the 1% contribution will provide sufficient support for local programming in non-metropolitan markets, either on a short-term or longer-term basis. At the same time, and in light of the impact of the current economic uncertainty on broadcasters, the CRTC announced that it would again address the issue of fee-for-carriage for local signals as part of its spring 2010 licence renewal process.

On July 6, 2009, and before the LPIF was implemented, the CRTC issued a decision increasing the required amount to be contributed by cable and satellite operators to 1.5% and deciding that funds generated by the LPIF tax do not need to be spent on additional local programming by TV stations. Subsequently, regulations were issued under the Broadcasting Act requiring cable and satellite operators to commence paying the LPIF as of September 1, 2009. In order to meet the CRTC’s orders without impacting the current and future quality of our products and services, Bell TV has decided to apply a monthly fee to customer billing which will not exceed 1.5% of the total monthly Bell TV charges incurred by a customer on and after September 1, 2009. The CRTC held a public hearing from November 16 to November 27, 2009 to, among other things, consider the appropriate contribution level for the LPIF. There can be no assurance that the LPIF contribution level will be reduced, maintained, or increased.

On July 6, 2009, the CRTC also decided that it would be appropriate for over-the-air broadcasters to be compensated for the “value” of their conventional TV signals. This form of compensation is commonly called fee-for-carriage (“FFC”) but referred to by the CRTC as “Value for Signal”, or “VFS”. Under the proposal, all distributors, including Bell TV, would be required to compensate the conventional broadcasters in order to distribute their signals. The CRTC held a public hearing from November 16 to November 27, 2009 to consider whether FFC/VFS is appropriate and, if so, how it should be implemented. In addition, the CRTC held a public hearing from December 7 to December 11, 2009, after being ordered to do so by the Governor-in-Council, in order to issue a report to the Governor-in-Council on FFC/VFS taking into account how FFC/VFS would impact the affordability of cable and satellite TV services and the impact of FFC/VFS on the broadcast industry. Because it is uncertain whether a FFC/VFS regime will be adopted, or at what levels, we are unable to estimate the potential impact of

FFC/VFS at this time. The CRTC is required to issue a report to the Governor-in-Council on the FFC/VFS proceeding in the first quarter of 2010.

Radiocommunication Act

Industry Canada regulates the use of radio spectrum by Bell Canada, Bell Mobility and other wireless service providers under the Radiocommunication Act. Under the Radiocommunication Act, Industry Canada ensures that radio communication in Canada is developed and operated efficiently.

The Minister of Industry has the discretion to:

  issue and amend radio licences

  set technical standards for radio equipment

  establish licensing conditions

  decide how radio spectrum is allocated and used.

Under the Radiocommunication Regulations, companies that are eligible for radio licences, such as Bell Canada and Bell Mobility, must meet the same ownership requirements that apply to corporations under the Telecommunications Act.

The Radiocommunication Act contains provisions which make it a criminal offence to manufacture, offer for sale or sell any device used to decode an encrypted subscription signal in connection with unauthorized reception of satellite signals. Bell TV, Bell Canada, the CAB, and members of Canada’s broadcasting production community continue to encourage the Government of Canada to strengthen the Radiocommunication Act in order to combat the black market in signal theft.

Spectrum Licences

Companies must have a spectrum licence to operate wireless systems in Canada. The Minister of Industry awards spectrum licences, through a variety of methods, at his or her discretion under the Radiocommunication Act. While we anticipate that the licences under which we provide cellular and personal communications services (PCS) will be renewed at term, there is no assurance that this will happen. In Industry Canada’s November 28, 2007 decision regarding the licensing and auction policy for the auctioning of AWS spectrum, Industry Canada indicated that an upcoming consultation regarding the renewal process may affect the renewal of both existing cellular and PCS as well as future AWS spectrum licence renewals. Industry Canada can revoke a company’s licence at any time if the company does not comply with the licence’s conditions. Moreover, in its AWS decision, Industry Canada indicated that even with full compliance with the conditions of a licence, Industry Canada could withdraw a licence based on circumstances in existence at the time of renewal. While we believe that we comply with the conditions of our licences, there is no assurance that Industry Canada will agree. Should there be a disagreement, this could have a negative effect on our business and financial results.

As a result of a 2003 Industry Canada decision, the cellular and PCS licences under which we provide service, which would have expired on March 31, 2006, will now expire in 2011. The PCS licences that were awarded in the 2001 PCS auction will expire on November 29, 2011. As a result, our cellular and PCS licences are now classified as “spectrum licences”, that is licences issued on a geographic basis rather than on a radio-site-by-radio-site basis, with a standard 10-year licence term.

Consultation Concerning the Renewal of Spectrum Licences

On March 28, 2008, Industry Canada initiated a consultation to consider, among other things, the renewal of the existing 24 and 38 GHz spectrum licences. These spectrum licences, issued in 1999, were the first radio licences in Canada to be awarded through a competitive spectrum auction. Bell Canada holds a number of 24 GHz licences which are used for fixed, or non-mobile, wireless services. While Industry Canada has indicated that it will consult generally on the issue of auctioned spectrum licence renewal through a separate process which commenced in 2009, the 24 and 38 GHz licences represent the first auctioned licences to come up for renewal. A key aspect of the consultation, among others, is Industry Canada’s proposal to apply a licence fee to the renewal term in the event that the licences are renewed. Industry Canada’s consultation contains a proposed fee and the underlying analysis used to arrive at the proposed fee. Bell Mobility submitted comments in response to the consultation on June 19, 2008 and proposed, among other things, that any renewal fee be restricted to the costs associated with Industry Canada’s management of the spectrum in question. It is not possible to estimate, at this time, the impact that Industry Canada’s conclusions will have on our operations and financial results.

Wireless and Radio Towers

In February 2005, Industry Canada released a report concerning its procedures for approving and placing wireless and radio towers in Canada, including the role of municipal authorities in the approval process. Among other things, the report recommends that the authority to regulate the siting of antennae and supporting structures remain exclusively with the Government of Canada. In June 2007, Industry Canada released its revised antenna siting and approval policy. The new policy maintains exclusive federal jurisdiction over the authority to regulate the siting of antennae and related supporting structures in Canada. The new policy, which came into effect in January 2008, requires additional public notification in order to erect new tower sites which may require additional community consultation. The revised policy also includes dispute resolution guidelines and timelines which may facilitate new tower placement in some instances.

In its November 28, 2007 AWS decision, Industry Canada adopted a new policy which mandates the sharing of wireless towers and cell sites at commercial rates, where technically feasible, and prohibits exclusive rooftop arrangements with landlords. On February 29, 2008, Industry Canada issued its conditions of licence for mandated roaming and antenna tower and site sharing and to prohibit exclusive site arrangements. On November 21, 2008, the conditions of licence came into effect, incorporating the arbitration rules and procedures issued on the same day. As noted by Industry Canada, the revised conditions of licence are intended to facilitate competitive entry into the Canadian wireless market and, taken collectively, are intended to result in increased competition. On April 14, 2009, Industry Canada issued its guidelines for compliance with its conditions of licence for mandated roaming and antenna tower and site sharing. The guidelines outlined the content which should be included in requests for preliminary tower and cell site information, and established the time lines for licencee response. Industry Canada also clarified its tower space reservation considerations with respect to licencee’s future requirements and third party contracts, as well as its site access and confidentiality requirements. Due to the nature and number of uncertainties that remain concerning mandated tower sharing, we are unable to estimate the potential impact of the revised conditions of licence on our business at this time.

Consultation on the Renewal of Cellular and PCS Spectrum Licences

Spectrum licences are issued with a 10-year term. Bell Mobility holds a number of cellular and PCS spectrum licences that expire in 2011 and that are used for providing cellular and PCS services. Industry Canada’s policy for spectrum licences is to hold consultations two years prior to licence expiry to consider the renewal terms of existing licences as well as the conditions that will apply. Accordingly, on March 25, 2009, Industry Canada initiated a consultation to consider the renewal of those cellular and PCS spectrum licences which expire in 2011. The proposed renewal conditions of licence include retention of the 10-year licence term and elimination of the implementation of spectrum usage requirement. Industry Canada has also indicated that the current research and development investment requirement is under active consideration in the concurrent consultation regarding changes to Canada’s spectrum auction framework (see below Consultation on Revisions to the Framework for Spectrum Auctions in Canada).

Industry Canada has stated its intention to commission a separate study to assess the current market value of cellular and PCS spectrum as input into its consideration of renewal fees. This study, which was completed late in the fourth quarter of 2009 but will not be made public until late in the first quarter of 2010, includes an international fee comparison and a review of auction prices paid for similar spectrum in Canada as well as internationally. The study, which has the potential to significantly impact Bell Mobility’s cost of spectrum, will be made available for comment at a later stage of the process, likely late in the first quarter of 2010. Bell Mobility filed comments in response to the initial Industry Canada consultation on May 29, 2009 and filed reply comments on June 30, 2009. Among other things, Bell Mobility argued for indefinite or 20 year licence terms, as opposed to the 10-year term proposed by Industry Canada. Bell Mobility also argued that no renewal fees should apply at all, but if any such fees are imposed, that they should be restricted to a level sufficient to recover Industry Canada’s cost of managing the spectrum, as is currently the case in the U.S. It is not possible to estimate, at this time, the impact that Industry Canada’s conclusions will have on our operations and financial results.

Consultation on Revisions to the Framework for Spectrum Auctions in Canada

On April 8, 2009, Industry Canada initiated the previously announced consultation regarding, among other issues, the renewal of long-term spectrum licences. The consultation, which considers changes to the 2001 Framework for spectrum auctions in Canada, invites comments on: the use of auction types other than the currently used simultaneous multiple-round ascending auction format; the use of auctions to award satellite licences; restructuring the tier service areas for licensing so as to distinguish between rural and urban areas; and on the continued need for the condition of licence requiring that licencees invest a percentage of their adjusted gross revenues in research and development.

Industry Canada’s consultation also invites comments on the renewal of long-term, or 10-year, auctioned and non-auctioned spectrum licences including Industry Canada’s proposal to apply licence fees to subsequent terms beyond the initial 10-year term. Industry Canada also seeks comments on its proposal that licence fees, applicable in subsequent renewal terms, be based on an estimation of the market value of the spectrum in question. Industry Canada has stated that market value could be estimated by considering fees for similar spectrum in Canada, the fees charged for similar spectrum in other jurisdictions, or as reflected in the prices paid at auction for similar spectrum. Determining the market value of spectrum will likely be a contentious issue and could significantly affect the cost of spectrum for all carriers, including Bell Mobility. Bell Mobility filed its comments on June 15, 2009, and reply comments on July 15, 2009. Among other things, Bell Mobility argued for significantly longer licence terms and supported Industry Canada’s proposal to remove the 2% research and development (R&D) investment requirement applicable to cellular and PCS licences. The 2% R&D condition of licence requires licencees to invest an amount equal to a minimum of 2% of the adjusted gross revenues derived from its operations using the spectrum, in telecommunications-related R&D. In 2008, Bell Mobility’s R&D requirement amounted to $48 million. It is not possible to estimate, at this time, the impact that Industry Canada’s conclusions will have on our operations and results.

Consultation on Transition to Broadband Radio Services (BRS) in the Band 2500-2690 MHz

In March 2009, Industry Canada issued its long anticipated consultation which addresses issues surrounding the implementation of mobile service in the 2500 MHz band. The consultation is the next phase in Industry Canada’s 2006 2500 MHz policy which enables use of the Bell-Rogers Inukshuk Wireless Inc. spectrum for mobile services, provided that approximately one third of the licenced (fixed-use) spectrum is returned to Industry Canada. Among other things, the consultation addresses whether to apply a firm transition date to existing multipoint communication system (MCS) and multipoint distribution service (MDS) licences, the criteria to be used when issuing BRS licences, treatment of incumbents and proposed licence conditions applicable to BRS licences. Regarding licence fees, Industry Canada indicated its intention to consult on a new licence fee regime that will apply to BRS licences. The consultation also indicates that a forthcoming stakeholder proposal development (SPD) process would facilitate discussions among incumbents with the goal of developing proposals for an internationally compatible band plan for BRS. A joint submission, on behalf of Bell Canada, Inukshuk Wireless Inc. and Rogers, was filed in response to Industry Canada’s consultation on June 15, 2009 and reply comments on July 17, 2009. Although it is not possible to estimate, at this time, the impact that Industry Canada’s conclusions will have on our operations and financial results, it is anticipated that Industry Canada will hold an auction to award the returned and unused 2500 MHz spectrum in 2011.

AWS Spectrum

As previously mentioned, on November 28, 2007, Industry Canada released its decision concerning the policy and rules governing the licensing of additional mobile spectrum for AWS in the 1.7 and 2.1 GHz bands. The licensing process also made an additional 10 MHz of PCS spectrum available in the 1.9 GHz band and 5 MHz in the 1.6 GHz band. In total, 105 MHz of spectrum, 90 MHz of which is AWS spectrum, was available to be licenced through the competitive spectrum auction, the bidding stage of which ended on July 21, 2008. Industry Canada’s AWS decision set aside 40 MHz of the available 90 MHz of AWS spectrum for which only new entrants were able to bid. The remaining 50 MHz of AWS spectrum was open to bidding by any party including incumbent carriers and new entrants. In order to provide an expansion path for next-generation technologies and future services, we purchased new wireless licences in the AWS spectrum auction. We acquired 20 MHz of spectrum in Ontario (including Toronto and surrounding areas), in Canada’s Atlantic provinces, and in Northern Canada, as well as 10 MHz in Québec and in Western Canada, for a total investment of $741 million.

Industry Canada’s policies relating to the auction and to the licensing of AWS spectrum favoured the entry of new competitors into the Canadian wireless market and resulted in ten potential new competitors, one of which already started providing services, securing blocks of spectrum in the auction, some of which on a regional basis.

Refer to “Risks Relating to Our Competitive Environment – Wireless” for more details including the identity of the ten new entrants.

700 MHz Auction

Industry Canada is also planning to auction the 700 MHz band for mobile and fixed wireless service likely within the next five years. The band is currently used by broadcasters for over the air analog TV service and a decision to auction the 700 MHz band is complicated by the requirement to first move the broadcasters off the spectrum. In this regard, current policy dictates that the broadcasters must vacate the band by August 31, 2011. However, it is uncertain whether broadcasters will meet this deadline. This auction is expected to provide an opportunity for incumbents to expand their services and may also enable new entrants.

Accessibility for Ontarians with Disabilities Act, 2005 (AODA) – Proposed Standard for Pay Telephone Furniture

The Ontario government is currently considering a proposed standard under the AODA process which could require significant changes to the arrangement of all pay telephone furniture in Ontario. Bell Canada currently has in excess of 35,000 pay telephones installed in Ontario. The average cost of renovating pay telephones to comply with the proposed standard is estimated to exceed $1,000 per unit. Bell Canada has submitted comments on October 16, 2009 to reduce the cost of compliance.

Bell Canada Act

Under the Bell Canada Act, the CRTC must approve any sale or other disposal of Bell Canada voting shares that are held by BCE Inc., unless the sale or disposal would result in BCE Inc. retaining at least 80% of all of the issued and outstanding voting shares of Bell Canada. Except in the ordinary course of its business, the CRTC must also approve the sale or other disposal of facilities integral to Bell Canada’s telecommunications activities.